2026 Code Of Conduct

Page | 1 Contents Introduction ...................................................................................................................... 3 Section 1: Who is Accountable to the Code ......................................................................... 4 1.1 Everyone’s Responsibilities .......................................................................................... 4 1.2 Executive Leadership and Manager Responsibilities ...................................................... 5 Section 2: Making the Right Choice – Our Guidelines for Ethical Decision-Making .................. 5 Section 3: Reporting Violations of the Code ......................................................................... 6 Section 4: Safe and Respectful Workplace .......................................................................... 8 4.1 Heath and Safety ......................................................................................................... 8 4.2 Alcohol and Drugs ........................................................................................................ 8 4.3 Harassment and Violence Free Workplace .................................................................... 9 4.4 Employment Practices ................................................................................................. 9 4.5 Diversity and Inclusion, Equal Employment Opportunity, and Non-Discrimination ........ 10 Section 5: Spirit of the Law ............................................................................................... 10 5.1 Cooperating with Audits and Investigations ................................................................. 11 5.2 Anti-Corruption and Bribery ........................................................................................ 11 5.3 Anti-Trust and Fair Competition .................................................................................. 12 5.4 Insider Trading ........................................................................................................... 13 5.5 Anti-Money Laundering .............................................................................................. 14 5.6 Imports, Exports and Global Trade .............................................................................. 14 5.7 Political Activities ....................................................................................................... 16 Section 6: Serving the Greater Good .................................................................................. 16 6.1 Corporate Citizenship ................................................................................................ 16 6.2 Human Rights ............................................................................................................ 17 6.3 Indigenous Rights ...................................................................................................... 17 6.4 Environmental Stewardship and Sustainability ............................................................ 17 Section 7: Working with Our Customers and Business Partners .......................................... 17 7.1 Honest and Fair Dealing ............................................................................................. 17 7.2 Management Override and Use of Position .................................................................. 18 7.3 Third-Party Relations .................................................................................................. 18 7.4 Conflicts of Interest ................................................................................................... 18 7.5 Outside Employment ................................................................................................. 19

Page | 2 7.6 Gifts and Hospitality .................................................................................................. 20 7.7 Working with the Government ..................................................................................... 20 Section 8: Safeguarding Information and Assets................................................................ 21 8.1 Accurate Recordkeeping ............................................................................................ 21 8.2 Physical and Electronic Assets ................................................................................... 21 8.3 Confidentiality Information ......................................................................................... 22 8.4 Artificial Intelligence ..................................................................................................... 22 8.5 Intellectual Property ..................................................................................................... 23 8.6 Delegation of Authority ............................................................................................... 23 8.7 Speaking on Behalf of Westport .................................................................................. 24 8.8 Social Media .............................................................................................................. 24 Section 9: Resources ....................................................................................................... 25

Page | 3 Introduction from our CEO Our Code of Conduct (“Code”) is the guide for all of Westport Fuel Systems Inc. (“Westport” or “Company”) members as it reflects our standards and commitment to our values of integrity, respect, discipline and perseverance. We count on you as an employee and or a member of our global network to build business relationships and make business decisions in a way that honours our values and preserves our reputation inside and outside of the organization as an ethical company. Our Code is a critical resource, designed to help each of us, at every location, and at every level within the Company:  Comply with applicable laws, regulations and Company policies.  Promote integrity and the highest standard of ethical conduct.  Avoid even the appearance of anything improper in connection with our business activities. Westport is committed to compliance with all laws and regulations that apply to our business. We operate in several countries, making it important to be aware of the diƯerent laws and customs that may apply. While we respect the norms of our customers, business partners, and our coworkers, all employees must comply with the standards and principles in this Code and our Company policies. If any provision of our Code conflicts with a local law or requirement, you should seek guidance from our Legal Department (see Resources Section for contact details). Each year, we ask our employees to review and certify that they have reviewed and understand our Code and the expectations outlined within the Code and supporting policies. At Westport, we support a speak-up culture, without any fear of retaliation or negative consequences – we encourage all of our employees to speak up and report concerns. I ask you to engage with our leadership team about the Code, ask questions and seek guidance to support your decision making. There is no reason, including the desire to meet business goals, that is ever an excuse for violating the law, our Code, or our policies. Sincerely, Daniel E. Sceli, CEO Commitment to Integrity: We believe in transparency, honesty, and ethics in all interactions, striving to do what is right and honouring our commitments Act with Respect: We encourage diverse perspectives, building a culture of openness and humility in our collaborations, creating lasting meaningful impact. Discipline in Approach: We are consistent in our actions, holding ourselves accountable for outcomes, driving excellence in everything we do. Perseverance at Heart: Our team is committed to overcoming challenges, building on success, and pushing through obstacles.

Page | 4 Section 1: Who is Accountable to the Code All Westport employees, contractors, oƯicers, members of the Westport Board of Directors, and our aƯiliate companies’ Board of Directors, are required to read, understand, and agree to meet the standards and obligations in this Code. All members of our global network including consultants, agents, suppliers, joint ventures, and independent aƯiliate company Board Members and other third parties, serve as an extension of Westport. They are expected to follow the spirit of our Code, as well as any applicable contractual provisions, when working on our behalf. If you supervise our business partners, contractors or temporary employees, you are responsible for communicating our standards and ensuring that they are understood. If a business partner fails to meet our ethics and compliance expectations or their related contractual obligations, it may expose us to reputational and economic damage and may result in the termination of their contract. Joint ventures and joint venture partners are expected to have their own policies, similar in scope to the Code, as well as procedures governing compliance with such policies, that are satisfactory to the Company. 1.1 Everyone’s Responsibilities Each of us must take responsibility for acting with integrity and in good faith, even when this means making diƯicult choices. Westport relies on you to:  Conduct business in a professional, honest, and ethical manner.  Create and maintain a respectful, safe, and healthy work environment. One which is free from discrimination, bullying, and harassment.  Respect employee privacy, including the right to have personal information treated as confidential.  Know and comply with our Code and our policies. Pay particular attention to the topics that apply to your specific job responsibilities.  Complete all required employee training in a timely manner and keep up-to-date on current standards and expectations. It is very important that you complete your own compliance training and encourage others to complete theirs. If you complete this training for someone else or have someone do it for you, you will both be subject to disciplinary action, up to and including termination.  Report concerns about possible violations of the law, our Code, or our policies to your manager, HR representative, an executive, or any of the resources listed in this Code. We are a company that supports a speak-up culture without any fear of retaliation or negative consequences – we encourage all of our employees, at any level, to speak up and report concerns. It helps us to address issues promptly and to continuously improve how we conduct our business.  Cooperate and tell the truth when responding to an investigation or audit, and never alter or destroy records in response to an investigation or when an investigation is anticipated. Remember: No reason, including the desire to meet business goals, should ever be an excuse for violating the law, our Code, or our policies

Page | 5 1.2 Executive Leadership and Manager Responsibilities Our executives and managers have additional responsibilities under our Code and are further expected to:  Lead by example by epitomizing high standards of ethical business conduct.  Promote awareness and understanding of our values, the Code and our policies.  Help create a work environment that values every individual and fosters open communication.  Proactively protects the safety of others. Advocate and take action to ensure work environments are safe.  Respond quickly and eƯectively to a concern brought to your attention, make sure that it is treated seriously and with due respect for everyone involved.  Be aware of the limits of your authority. Do not take any action that exceeds your authority. If you are ever unsure of what is appropriate (and what isn’t), discuss the matter with your manager. Section 2: Making the Right Choice – Our Guidelines for Ethical Decision-Making You are expected to make ethical decisions, but we understand making the right decision is not always easy. If you have an ethical issue, follow the steps below to assist in resolving your situation and always consider how any decision you make will impact you, your fellow employees, our communities where we operate, Westport, and Westport’s business partners. Facing a Difficult Decision? It may help to ask yourself: Is it consistent with our Code, Policies, and our Values? Would I feel comfortable if my decision or my actions were made public? Would I feel com- fortable if my man- ager and others within Westport knew about it? If the answer to all of these questions is “yes,” the decision to move forward is probably OK, but if the answer to any question is “no” or “I’m not sure,” stop and seek guidance. One More Thing … We value your feedback. If you have suggestions for ways to enhance our Code, our policies, or our resources to better address a particular issue you have encountered, bring them forward. Promoting an ethical Westport is a responsibility we all share. Is it legal?

Page | 6 Seek Assistance If you have completed the steps above and continue to have doubts or questions regarding compliance with our Code, or our policies, seek assistance from your manager. If you would rather speak to someone other than your manager, or you are not satisfied with their response, you may contact anyone in senior management in whom you are comfortable confiding, or your HR, Legal, or Internal Audit department, or our Compliance OƯicer. If you do not know who to contact, send an email to compliance@westport.com. If you are uncomfortable discussing a situation with any of the above individuals or an issue remains unresolved, you can file a report through the Ethics Hotline Website or call the confidential Ethics Hotline. See Section 3. Section 3: Reporting Violations of the Code If you see or suspect any violation of the Code, our policies, or the law, or if you have a question about what to do, talk to your manager as most often, areas of concern are best addressed directly with them. If you’re uncomfortable speaking with your manager, there are other resources available to help you, including your local HR Representative, any member of the Legal Department and/or our Internal Audit Department. Any suspected violation of the Code may also be reported to the Ethics Hotline or by contacting Westport’s Compliance OƯicer, in accordance with the contact information set out below. Westport will make every reasonable attempt to ensure that your concerns are addressed appropriately. The Ethics Hotline Details (by region) Website Access - http://www.westport.ethicspoint.com E-mail: alert@westport.com For reports from any country not listed above, these can be submitted via Westport’s ethics hotline web platform: http://www.westport.ethicspoint.com. Country Shared/Dedicated Hotline Number Direct Access Code Canada Dedicated 855-227-0663 Canada Shared 855-350-9393 China Dedicated 4006002608 China Shared 10-800-120-1239 China Shared 10-800-712-1239 Italy Shared 800-786907 United States Dedicated 855-227-0663

Page | 7 All reports of suspected violations of the Code will be protected by the Whistleblower Policy, which is in place to enable us to resolve issues within the Company without fear of retaliation. Reports of suspected breaches of the Code will be investigated using a fair and systematic process. Anyone who is alleged to have violated the Code, or failed to report an actual or suspected violation of the Code, will be given the opportunity to explain their position. Likewise, anyone who misuses the reporting process by knowingly filing a report that is misleading, false or malicious in nature is considered to have violated the Code and may be investigated and disciplined if it is found that they did not act in good faith. If an investigation confirms that a violation of the Code has occurred, an appropriate course of action will be taken and may include discipline or termination of employment. We will not tolerate any retaliation against any employee who, in good faith, asks questions, makes a report of actions that may be inconsistent with the law, our Code, or our policies, or assists in an investigation of suspected wrongdoing. Reporting “in good faith” means making a genuine attempt to provide honest, complete, and accurate information, even if it later proves to be unsubstantiated or mistaken. Violating laws, our Code, or our policies, or encouraging others to do so, exposes our Company to liability and puts our reputation at risk. If an ethics or compliance problem does occur, report it, so that an eƯective solution can be developed. You should also understand that violations of laws or regulations may result in legal proceedings and penalties including, in some circumstances, criminal prosecution. For more information, please refer to our Ethics Hotline FAQS, Whistleblower Policy, and Privacy Policy. What to Expect When You Use the Ethics Hotline The Ethics Hotline web portal and phone line are available 24 hours a day, 7 days a week. Trained specialists from an independent third-party provider of corporate compliance services will answer your call, document your concerns, and forward a written report to Westport for further investigation. When you contact the Ethics Hotline, you may choose to remain anonymous where allowed by local law. All reports will be treated seriously whether they are submitted anonymously or not. After you make a report, you will receive an identification number, so you can follow up on your concern. Following up is especially important if you have submitted a report anonymously, as we may need additional information in order to conduct an effective investigation. This identification number will also enable you to track the resolution of the case and inform you about investigation outcomes. Any report you make will be kept confidential by all individuals involved with reviewing and, if necessary, investigating it.

Page | 8 Section 4: Safe and Respectful Workplace 4.1 Heath and Safety Ensuring health and safety is an integral part of everything we do. Each of us is responsible for acting in a way that protects ourselves, our fellow employees and others we interact with during our duties, from work related injuries and illnesses, both physical and psychological, and ensuring daily practices promote excellence in health and safety standards. We can only achieve our goal of a safe and healthy workplace through the active participation and support of everyone. We are expected to act in accordance with our values at all times:  All levels of management demonstrate visible, meaningful and eƯective leadership and committed to health and safety principles and initiatives in compliance with Company standards and all legal requirements applicable to our operations.  Notify your manager immediately about any unsafe equipment or any situation that could pose a threat to health or safety or damage the environment. As an employee, you have the right and the responsibility to immediately stop any work if you feel your safety, or safety of others, is at risk. All reports can be made without fear of reprisal.  Should an incident occur, cooperate with us to conduct thorough investigations, identify root causes and take corrective action to prevent recurrence.  Maintain a neat, safe working environment by keeping workstations, aisles, and other workspaces free from obstacles, wires, and other potential hazards.  Undertake all required environmental, health, and safety training and fully cooperate with our Company’s periodic compliance reviews of our products and operations.  Read and understand all of the information provided by our Company that is relevant to your job and the health, safety, and environmental eƯects of our operations. 4.2 Alcohol and Drugs All individuals working at Westport facilities (even at non-Westport facilities) are required to be “fit for work” at all times, which include the requirement to perform their assigned duties and responsibilities fully and safely without being impaired by the use or after-eƯects of alcohol or drugs (including cannabis), or impaired for any other reason. If you are taking any medication, drug or other substance (including prescription or over-the-counter medication) that impairs or may impair your ability to perform your duties and responsibilities in a safe and reliable manner in any way, you must disclose this to your manager immediately, so reasonable accommodations can be made to ensure a safe work environment for everyone. If you are ever in doubt, talk to your manager and refer to your local policies. Never take risks with your own or others’ health and safety

Page | 9 4.3 Harassment and Violence Free Workplace We all have the right to work in an environment that is free from intimidation, harassment, and abuse. Harassment and violence of any kind have no place at Westport. Verbal or physical conduct by any employee that harasses another, disrupts another’s work performance, or creates an intimidating, oƯensive, abusive, or hostile work environment is prohibited. We won’t tolerate it. We are expected to act in accordance with our values at all times:  Speak out when a coworker’s conduct makes you or others uncomfortable.  Never tolerate sexual harassment, including requests for sexual favours or other unwelcome verbal or physical conduct of a sexual nature.  Demonstrate professionalism. Do not visit inappropriate internet sites or display sexually explicit or oƯensive pictures.  Promote a positive attitude toward policies designed to build a safe, ethical, and professional Westport.  Report all incidents of harassment and intimidation that may compromise our ability to work together and be productive. 4.4 Employment Practices We respect domestic and internationally accepted labour standards. Our employment practices, including job postings, recruiting, interviewing, compensation, benefits and employee programs, and performance evaluations, are conducted in accordance with ethical principles and in compliance with human rights and employment laws in the regions where we operate. We comply with applicable laws and agreements on working and resting hours and compensation and benefits. For you, this means the terms and conditions of your employment, including your rights and your obligations, should be made clear to you. Your working time should not extend beyond the allowed maximum, and you should receive time oƯ for proper rest and paid holidays or vacations. Your terms of employment and compensation should meet applicable minimum wages and other legal requirements, including collective bargaining agreements. We respect the rights of all employees to form and join an association to represent their interests as employees, to organize and to bargain collectively or individually. We also respect any employee’s choice to refrain from joining a union. For you, this means you are free to seek guidance and support in all employment related questions from the recognized unions and employee representative bodies. If you are a manager, do not interfere with employees’ decisions related to union representation or membership.

Page | 10 4.5 Diversity and Inclusion, Equal Employment Opportunity, and Non- Discrimination Westport brings together employees with a wide variety of backgrounds, skills, and cultures to create diverse teams that drive our results. We are committed to the principles of equality and our workplace is based on all of us demonstrating mutual trust, respect, and concern for the safety and well-being of all. We support laws prohibiting discrimination based on protected characteristics such as a person’s race, color, sex, national or social origin, ethnicity, age, religion, disability, veteran status, marital status, gender identification or expression, political opinion or sexual orientation, and we judge colleagues, job applicants, and business partners on the basis of their qualifications, demonstrated skills, and achievements. We are expected to act in accordance with our values at all times:  Treat others respectfully and professionally.  Promote diversity in hiring and other employment decisions.  Do not discriminate against others on the basis of any other characteristic protected by law or Company policy.  If you supervise others, judge them on performance. Avoid introducing unrelated considerations into your decisions.  Address inappropriate behaviours and biases. We recognize human biases can become embedded into employment practices, thus we strive to consciously and proactively identify and remove barriers to provide equitable opportunities for all people on an individual and systemic level. For further information, please refer to our Diversity, Health and Safety, Human Rights, and Respectful Workplace policies. Section 5: Spirit of the Law As part of the Westport team and global network you are committed to compliance with all Company policies, applicable laws, and regulations in each jurisdiction in which we do business. If there appears to be a conflict or inconsistency in such laws, rules or regulations, or if you are otherwise in doubt about the application of any legal requirements, the matter should be referred to senior management or the Legal Department. Ignorance of the law is not an excuse. We must diligently seek to avoid conduct which might be interpreted as being in violation of laws governing the aƯairs of the Company in any jurisdiction where we carry on business.

Page | 11 5.1 Cooperating with Audits and Investigations Each of us has an obligation to fully cooperate with internal and external investigations and audits that are conducted by our Company. You are expected to fully cooperate and ensure that any information you provide is true, accurate, and complete. In addition, in the course of business, you may receive inquiries or requests from government oƯicials. If you learn of a potential government investigation or inquiry, immediately notify your manager and our Legal Department before taking or promising any action. If you are responsible for responding to a government inquiry or request, you have the same duty to fully cooperate and provide true, accurate, and complete information. Be Alert For  Falsified information. Never destroy, alter, or conceal any document in anticipation of, or in response to, a request for these documents. If a document contains inaccurate or incorrect information, contact your manager and the Legal Department to seek guidance before responding to the request for documents.  Unlawful influence. Never provide or attempt to influence others to provide incomplete, false, or misleading statements to a Company or government investigator. 5.2 Anti-Corruption and Bribery We believe that all forms of bribery and other corrupt practices are an inappropriate way to conduct business regardless of local customs. Westport is committed to complying with all applicable anti- corruption laws. We do not directly, or indirectly through those who work on our behalf, oƯer, give, request or receive any bribe or facilitation payment of any description or value to obtain or retain business or for personal benefit. Giving or receiving such payments undermines the integrity of the individual and Westport, breaches our Anti-Corruption and Prevention of Bribery Principles, may breach applicable laws and can result in serious consequences for both the individual and Westport. We commit to never engage in or condone acts of bribery or corruption of government oƯicials, customers, suppliers, or any other stakeholder. Please refer to our Anti-Corruption and Prevention of Bribery Principles for comprehensive information about this topic. Key Definitions Bribery means offering, giving or receiving anything of value in order to obtain business or a financial or commercial advantage. Corruption is the abuse of power for private gain; dishonest or fraudulent conduct by those in power, typically involving bribery. Facilitation payments are typically payments to obtain or retain an advantage in the course of business, made to expedite or secure the performance of a government representative of any act of a routine nature that is part of the government representative’s duties or functions.

Page | 12 Third parties must understand that they are required to operate in strict compliance with our standards and maintain accurate records of all transactions. It is especially important that we exercise due diligence and carefully screen and monitor third parties acting on our behalf, particularly when dealing in countries with high corruption rates and in any situations where “red flags” would indicate further screening is needed before retaining the third party. Honour Our Values  Never give anything of value inconsistent with our policies, local laws, and regulations to any government oƯicial, directly or through a third party. If you are not sure of the requirements, including those contained in local laws, the safest course of action is to not give anything of value.  Understand the standards set forth under anti-bribery laws which apply to Westport and your role.  Accurately and completely record all payments to third parties. Be Alert For  Apparent violations of anti-bribery laws by our business partners.  Agents who do not wish to have all terms of their engagement with Westport clearly documented in writing. 5.3 Anti-Trust and Fair Competition We believe in free and open competition and never engage in improper practices that may limit competition. We never look to gain competitive advantages through unethical or illegal business practices. When collecting business intelligence, Westport employees and others who are working on our behalf must always live up to the highest ethical standards. Never engage in fraud, misrepresentation, or deception to obtain information, and don’t use invasive technology to “spy” on others. While Westport employs former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers. Complying with the Law Antitrust and competition laws are complex and compliance requirements can vary depending on the circumstances, but in general, the following activities are red flags and should be avoided and, if detected, reported to the Legal Department. • Sharing our Company’s competitively sensitive information with a competitor or potential competitor unless proper security measures are in place and you have prior approval from Executive Leadership to do so. • Sharing competitively sensitive information of business partners or other third parties with their competitors. • Attempting to obtain nonpublic information about competitors from new hires or candidates for employment. • Disparaging competitors or their products.

Page | 13 Honour Our Values  Do not enter into agreements with competitors or others to engage in any anti- competitive behavior, including setting prices or dividing up customers, suppliers, or markets.  Do not engage in conversations with competitors, or potential competitors, about competitively sensitive information unless proper security measures are in place and you have prior approval from Executive Leadership to do so. Be Alert For  Collusion – when companies secretly communicate or agree on how they will compete. This could include agreements or exchanges of information on pricing, terms, wages, or allocations of markets.  Bid-rigging – when competitors or service providers manipulate bidding so that fair competition is limited. This may include comparing bids, agreeing to refrain from bidding, or knowingly submitting noncompetitive bids.  Tying – when a company with market power forces customers to agree to services or products that they do not want or need.  Predatory pricing – when a company with market power sells a service below cost to eliminate or harm a competitor, with the intent to recover the loss of revenue later by raising prices after the competitor has been eliminated or harmed. 5.4 Insider Trading In the course of business, we may learn confidential information about Westport or other publicly traded companies that is not generally known to the public (“undisclosed material information”), and that could be used to gain an unfair investment advantage, which is prohibited by various laws. Accordingly, we are prohibited from trading company securities while aware of undisclosed material information, until a reasonable period after the information has been publicly disclosed. This prohibition on trading applies any time we are aware of undisclosed material information, and not only during Westport’s regular blackout periods. Likewise, we do not disclose material information until it has been disclosed to the public by a news release issued by Westport. This includes but is not limited to: financial information; negotiations or terms of business contracts; sales or purchases of significant assets; important business decisions or developments; financing transactions; significant personnel changes; and in progress or pending lawsuits. Westport employees and others who are working on our behalf must not personally exploit any financial opportunity as a result of obtaining confidential information while being an employee or contractor of Westport. This includes trading in Westport shares or any other company’s securities. By law, no person or entity is permitted to trade securities of Westport or of any other company when they have undisclosed material information. You must not disclose such information to any outsider, including members of your family and friends. Such actions are serious oƯences and anyone who becomes aware of any leak of confidential information must report this immediately to the Compliance OƯicer. Securities laws and other legislation in Canada, the United States and various other jurisdictions, provide for imprisonment and significant fines in cases of a breach of

Page | 14 these rules. For further information please refer to our Insider Trading and Disclosure policies. If you have any questions as to whether information is material or has been released to the public, consult with Investor Relations (see Resources section). 5.5 Anti-Money Laundering Money laundering is illegal. It is defined as the process of converting illegal proceeds so that funds are made to appear legitimate, and it is not limited to cash transactions, which are never permitted at Westport. Involvement in such activities undermines our integrity, damages our reputation, and can expose our Company, and the individuals involved, to severe sanctions. We are responsible for knowing our customers, suppliers and contractors. Report any suspicious financial transactions and irregular activities to the Corporate Controller and/or the Compliance OƯicer and, if required, to appropriate government agencies. 5.6 Imports, Exports and Global Trade To maintain and grow our global standing, all employees, oƯicers, and directors must strictly comply with not only Canadian and U.S. laws that govern the import, export, and re-export of our products, but also with the laws of other countries where our products are manufactured, repaired, or used. Any violation of these laws, even through ignorance, could have damaging and long-lasting eƯects on our business. Make sure, also, to work closely with suppliers of raw materials, parts, and components and speak up if you see or suspect a violation of laws aimed at conflict-free minerals. Compliance with applicable laws requires, among other things, that careful attention be paid to Anti-boycott Regulations We are subject to the anti-boycott provisions of U.S. law that require us to refuse to participate in foreign boycotts that the United States does not sanction. We promptly report any request to join in, support, or furnish information concerning a non-U.S.-sanctioned boycott. Responsible Sourcing and Conflict Minerals Revenue from conflict minerals has been linked to funding for groups engaged in extreme violence and human rights atrocities, so we are proactive in implementing policies and procedures throughout our supply chain to source responsibly, monitor our suppliers’ performance, and, where needed, request corrective action. We work closely with suppliers of raw materials, parts, and components and communicate our expectation that suppliers and vendors will comply with all applicable laws including laws aimed at providing conflict minerals.

Page | 15 international trade sanctions, controls, and embargoes. In some cases, compliance with these sanctions, controls, and embargoes may require additional actions by Westport in certain business departments. For example:  If you are responsible for a Westport export, you should check the export classification of the product, software, or technology prior to export to determine whether special authorization is required.  You should screen your transactions against all applicable rules that restrict transactions with certain sanctioned countries, persons and prohibited end uses and you should follow any Westport procedures that are put into place for such screening.  You should screen business partners, suppliers, and parties involved in your international transactions against government-provided watch lists and you should follow any Westport procedures that are put into place for such screening. All Westport employees, directors, oƯicers and consultants must follow our Due Diligence Policy requirements to ensure that we have adequately screened business partners and potential business partners, as well as the jurisdiction in which these business partners operate. In particular, and aside from various financial, legal and political considerations associated with working with a given partner, some of our employees and consultants may be prohibited or restricted from dealing with parties or within jurisdictions that are subject to sanctions. It is important that these restrictions be identified through the due diligence processes as defined in our policy and that proper processes are put in place, as directed by the Compliance and Legal departments, to ensure compliance with sanctions regulations globally. Honour Our Values  Obtain all necessary licenses before the export or re-export of products, services, or technology.  Report complete, accurate, and detailed information regarding every imported product, including its place(s) of manufacture and its full cost.  Direct any questions you have regarding imports or exports of our products, parts, or technology to the Legal Department. Be Alert For  Transferring technical data and technology to someone in another country, such as through email, conversations, meetings, or database access. This restriction applies to sharing information with coworkers, as well as non-employees.  Transporting Company assets that contain certain technology (such as a computer an employee takes on a business trip) to another country.

Page | 16 5.7 Political Activities You have the right to voluntarily participate in the political process, including making personal political contributions. However, you must always:  Make it clear that your personal views and actions are not those of Westport;  Never use Company funds for any political purpose without proper authorization;  Ensure that your personal political views and activities do not use Company resources and are not viewed as those of the Company .  Discuss in advance with the Corporate Development Department any interactions with government oƯicials or regulators that could be seen or perceived as lobbying. For further information, please refer to our Interactions with Government Officials Policy. Section 6: Serving the Greater Good 6.1 Corporate Citizenship We believe in making a positive diƯerence in people’s lives and maintaining the health and welfare of the communities where we live and work. We promote, encourage, and support a diverse range of corporate social responsibility activities. You are encouraged to get involved in the many initiatives we support. We also encourage you to make a diƯerence on a personal level, but, in general, ask that you do so on your own time and at your own expense, making sure that your activities are lawful and consistent with our policies. Unless you receive approval in advance, please do not use Westport funds, assets, or the Westport name to further your personal volunteer activities. Q&A My work requires regular interaction with Customs oƯicials. As part of my job, I am routinely asked to provide the Customs Service with information about our imports and exports. Do I really need to contact the Legal Department before every submission of information to the government? The right approach here would be to discuss with the Legal Department the types of requests your department routinely receives from Customs. These routine requests, once understood, might be handled without any legal review. Extraordinary requests would still require the Legal Department review to ensure that you are responding accurately, fully, and in accordance with the law.

Page | 17 6.2 Human Rights Westport respects internationally recognized human rights and our commitments are informed by the principles contained in the international treaties stated with our Human Rights Policy. Westport recognizes that all human rights are universal, indivisible, interdependent, inter-related, inalienable, equal and non-discriminatory. We conduct our business in a manner that respects the human rights and dignity of all. Westport opposes all forms of forced labour, human traƯicking, and child labour, including prison labour, indentured labour, bonded labour, military labour, modern forms of slavery and any human traƯicking. Our Company is committed to upholding the principles set out in Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, including the requirement to take measures to prevent and reduce the risk of forced and child labour in our operations and supply chains. Each of us can help support eƯorts to eliminate labour related abuses. What is Human TraƯicking and Forced Labour? Human traƯicking involves recruiting, harbouring or transporting people into a situation of exploitation through the use of violence, deception or coercion and forcing them to work against their will. Forced labour is any work or service that people are forced to do against their will, under threat of punishment and for which the person did not volunteer. 6.3 Indigenous Rights Westport respects Indigenous Peoples’ culture, heritage, land rights and indigenous rights. When operating on Indigenous Peoples’ land or territories, we recognize the principle of free, prior and informed consent. 6.4 Environmental Stewardship and Sustainability We are committed to sustainability and responsible environmental practices to minimize impact of our operations on the environment as well as any potential harm to the health and safety of employees, customers, and the public. For further information, please refer to our Human Rights and Environmental policies. Section 7: Working with Our Customers and Business Partners 7.1 Honest and Fair Dealing As a Company, we apply our Values of respect and integrity when working with customers, business partners, and others. We always tell the truth about our services and capabilities and never make promises we can’t keep. Treat others fairly and honestly. Do not take unfair advantage through manipulation, concealment,

Page | 18 abuse of privileged or confidential information, misrepresentation, fraudulent behavior, or any other unfair practice. Honour Our Values  Be responsive to all reasonable requests from our customers and business partners, but never comply with a request to do something that you regard as unlawful or contrary to our high standards.  Promise only what you can deliver and deliver on what you promise. 7.2 Management Override and Use of Position We never use our position at Westport for our own personal benefit or the benefit of our business partners or friends. Don’t misrepresent the position you hold or the fact that you work for Westport, and never use Company information, resources, or property to advance your personal interests or the personal interests of others. If you are a manager, lead with integrity. You don’t have the authority to waive any Code requirements or to override any Westport internal control, policy, procedure, or law. Don’t use your position to direct, request, or encourage someone else to commit an act that would violate our Code. Any employee who feels pressured by their manager to do something unethical or illegal should immediately report the incident to the Compliance OƯicer or the Ethics Hotline. 7.3 Third-Party Relations Westport is committed to forming business relationships with reputable and qualified third parties on an objective basis grounded in fairness. In making sourcing decisions, assess each third party based on their ability to satisfy our business and technical needs and requirements as well as the long-term cost and benefit to Westport. Undertake the appropriate due diligence. Take reasonable steps to ensure that third parties comply with the Code. Ensure that agreements are negotiated in good faith and are fair and reasonable for both parties. 7.4 Conflicts of Interest A conflict of interest can occur whenever you have a competing interest that may interfere with your ability to make an objective decision on behalf of Westport. We do not use our position at Westport to directly or indirectly gain a personal advantage or benefit from supplier, customers or other stakeholders. Each of us is expected to use good judgment and avoid situations that can lead to even the appearance of a conflict, which can undermine the trust others place in us and damage our reputation. We must all adhere to the highest ethical standards. Conflicts of interest may be actual, potential, or even just a matter of perception. Since these situations are not always clear-cut, you have an obligation to fully disclose them to your manager so that we can properly evaluate, monitor, and manage them. Disclosure of any actual or potential conflicts of interest must be made in writing to your manager

Page | 19 and the Compliance OƯicer as soon as you are aware of the conflict or the potential conflict. As a requirement of our annual Code of Conduct training and certification, you are required to confirm that you have acted in accordance with our Code, which includes ensuring that you are not in any actual or perceived conflicts of interest. Honour Our Values  Always make business decisions in the best interest of Westport.  Disclose direct or indirect ownership in a business or personal relationship with a business that may do or seek to do business with Westport or is a competitor or potential competitor.  Think ahead and proactively address situations that may put your interests or those of a family member in potential conflict with Westport.  Discuss with your manager full details of any situation that could be perceived as a potential conflict of interest. Be Alert For Be alert to situations, including the following, which are common examples of potential conflicts of interest:  Corporate opportunities If you learn about a business opportunity because of your job, it belongs to Westport first. This means that you should not take that opportunity for yourself unless you get approval from Executive Leadership and the Legal Department.  Personal investments A conflict can occur if you have a significant ownership or other financial interest in a competitor, vendor, supplier, or customer. Make sure you know what’s permitted – and what’s not – by our policies and seek help with any questions.  Civic activities Unless Executive Leadership specifically asks you to do so or has provided written approval, you shouldn’t accept a seat on the board of directors or advisory board of any of our competitors, suppliers, customers, or partners, especially if your current job gives you the ability to influence our relationship with them. 7.5 Outside Employment Doing work outside of your job with Westport can also create a conflict of interest depending on the work and the extent of your involvement, and can create a distraction which is not appropriate and impacts your ability to fully do your job for Westport. To ensure that there are no conflicts and that potential issues and impacts are addressed, you always need to disclose and discuss outside employment with your manager. If approved, you must ensure that the outside activity does not interfere with your work at Westport. Also, take care to ensure that any approved side or personal business does not compete with Westport or the time, talent, or energy you bring to your job. Be aware that working for a competitor, supplier, or customer raises conflict of interest concerns that will need to be resolved.

Page | 20 7.6 Gifts and Hospitality We ask employees to use sound judgement not to oƯer or receive entertainment, gifts or hospitality which are outside normal business practices. A modest gift may be a thoughtful “thank you,” or a meal may be an appropriate setting for a business discussion. If not handled carefully, however, the exchange of gifts and hospitality may appear to create a conflict of interest or other misconduct. This is especially true if it happens frequently, or if the value of the gift or hospitality is large enough that someone may think it can improperly influence a business decision. Proper records of such expenses must also be created and maintained. Honour Our Values  Disclose exchanged gifts and hospitality that foster goodwill in business relationships and are compliant with our policies, but we should never provide or accept gifts or hospitality that obligate or appear to obligate the recipient.  Never accept gifts of any kind from a business partner with whom you are involved in contract or business negotiations.  Understand and comply with the policies of the recipient’s organization before oƯering or providing gifts, favours, or hospitality.  Never accept cash or gifts of a monetary value (i.e gift cards, redeemable vouchers).  Do not request or solicit personal gifts, favours, hospitality, or services.  Raise a concern whenever you suspect that a colleague or third party acting on our behalf may be engaged in any attempt to improperly influence a decision of a business partner or government oƯicial. 7.7 Working with the Government We are committed to meeting the many special legal, regulatory, and contractual requirements that apply to our government-related work. These requirements may apply to bidding, accounting, invoicing, subcontracting, employment practices, contract performance, gifts and hospitality, and other matters. In addition, Westport may be legally obligated to impose those requirements on any agents or subcontractors we bring in to help in the work. You must always make sure you know whether you are dealing with a government-related entity. This is not always obvious. Businesses such as airlines, oil companies, and telecommunications providers may be owned or controlled by a government, in whole or in part, and subject to special rules. When in doubt, discuss the situation with your manager or the Legal Department.

Page | 21 Section 8: Safeguarding Information and Assets 8.1 Accurate Recordkeeping The accuracy and completeness of our disclosures and business records is essential to making informed decisions and to supporting investors, regulators, employees, business partners and others. Our books and records must accurately and fairly reflect our transactions in suƯicient detail and in accordance with our accounting practices, internal controls, our policies, and the law. Some employees have special responsibilities in this area. If you are involved in any aspect of our financial reporting, make sure you meet all applicable procedural and legal requirements. Take care to ensure reports or disclosures about our financial records are full, fair, accurate, complete, objective, and timely, and never falsify or mischaracterize any book, record, account, entry, or transaction that relates to Westport. Remember, everyone at Westport contributes to the process of recording business results and maintaining records. Whether you are filing an expense report, preparing a financial statement, or simply completing a time sheet, be honest, accurate and complete. 8.2 Physical and Electronic Assets Each of us is entrusted with physical and electronic assets, and we are personally responsible for using them with care and protecting them from fraud, waste, and abuse. Personal use of these assets is discouraged, but where permitted, should be kept to a minimum and have no adverse eƯect on productivity and the work environment. Physical assets include our facilities, furnishings, office equipment, materials and supplies. Electronic assets include our hardware, software, email and voicemail systems, intranet and internet access, computer data, and any information created, sent, received, downloaded, or stored on our systems. Records Management Documents should only be disposed of in compliance with Westport policies and should never be destroyed or hidden. You must never conceal wrongdoing or permit others to do so. Never destroy documents in response to – or in anticipation of – an investigation or audit. If you have any questions or concerns about retaining or destroying corporate records, please contact our Legal Department.

Page | 22 Honour Our Values  Use Company assets to carry out your job responsibilities, never for activities that are improper or illegal.  Observe good physical security practices, especially those that relate to badging in and out of our facilities.  Also observe good cybersecurity practices: o Do not use Westport equipment or systems to create, store, or send content that others might find oƯensive. o Do not share passwords or allow other people, including friends and family, to use Westport resources. o Only use software that has been properly licensed. The copying or use of unlicensed or “pirated” software on Company computers or other equipment to conduct Company business is strictly prohibited. If you have any questions about whether or not a particular use of software is licensed, contact the IT Department. 8.3 Confidential Information Each of us must be vigilant and protect Westport confidential business information This means keeping it secure, limiting access to those who have a need to know in order to do their job, and only using it for authorized purposes. It also means keeping this information confidential even after your employment with Westport ends. Confidential information includes, customer information, Company strategies, financial and competitive information and other forms of confidential or nonpublic information, including intellectual property such as technical know-how, processes, and other trade secrets. Each of us also has a responsibility to respect and protect the personal information of others. Personal information includes anything that could be used to identify someone, either directly or indirectly, such as a name, email address, phone number, or credit card number. If your job requires collecting, accessing, using, storing, sharing, or disposing of personal information, follow our policies and all applicable laws. Only use it – and share it with others outside of Westport – for legitimate business purposes and where you have consent to do so and always in compliance with Westport policies. Your obligation to safeguard confidentiality extends to protecting the confidential business information and personal information entrusted to us by our customers, business partners, and other third parties. 8.4 Artificial Intelligence We believe that artificial intelligence (AI) has the potential to streamline processes, improve customer experiences, and drive success at Westport when it is used safely and responsibly. Westport’s IT Department along with senior management is responsible for setting the parameters of AI use at Westport. The use of publicly available and non-Westport sanctioned AI tools on Westport’s digital devices is prohibited. Westport has established Guidelines for Responsible Use of Generative AI and employees who wish to use AI tools (including Generative AI) at work must:

Page | 23  only use AI tools that have been reviewed and approved by the IT Department;  use AI tools in compliance with applicable Westport’s Guidelines for Responsible Use of Generative AI and related policies and any requirements of the IT Department;  refrain from using AI systems or platforms on personal devices or personal AI systems for any Westport related activity; and  critically assess all AI outputs for accuracy and reliability. Employees are encouraged to contact the IT Department with any questions or concerns regarding AI use at Westport. 8.5 Intellectual Property Westport commits substantial resources to technology development and innovation. The creation and protection of our intellectual property (IP) rights are critical to our business. Examples of our IP include:  Trade secrets and discoveries.  Methods, know-how, and techniques.  Innovations and designs.  Systems, software, and technology.  Patents, trademarks, and copyrights. Promptly disclose to Company management any inventions or other IP that you create while you are employed by Westport, and contact the Intellectual Property Department if you receive any statements or questions from third parties regarding (1) the scope of Westport intellectual property rights; (2) the applicability of Westport rights to another company’s products, or; (3) the applicability of a third party’s intellectual property rights to Westport intellectual property rights or products. Honour Our Values  Properly label confidential information to indicate how it should be handled, distributed, and destroyed.  Don’t discuss Westport confidential information in places where others might be able to overhear – for example, on planes and elevators, when using mobile phones, or through unsecure networks.  Only store or communicate Company information using Westport information systems.  Understand the expectations of customers and business partners regarding the protection, use, and disclosure of the confidential information that they provide to us.  Immediately report any loss, breach, or theft of confidential information to your manager. 8.6 Delegation of Authority Commitments to enter into any business arrangements, including contracts to provide services or to spend funds must be approved in accordance with applicable policies. Bypassing these internal controls by engaging in unauthorized business activities is strictly prohibited. All business commitments must made in accordance with our Delegation of Authority Policy.

Page | 24 8.7 Speaking on Behalf of Westport We are committed to maintaining honest, professional, and lawful internal and public communications. We need a consistent voice when making disclosures or providing information to the public. For this reason, it is important that only authorized persons speak on behalf of Westport. Communications with media, investors, stock analysts, and other members of the financial community should be referred to Investor Relations. 8.8 Social Media Be careful when writing communications that might be published online. If you participate in internet discussion groups, chat rooms, bulletin boards, blogs, social media sites, or other electronic communications, even under an alias, never give the impression that you are speaking on behalf of Westport. If you believe a false statement about our Company has been posted, do not post or share nonpublic information, even if your intent is to “set the record straight.” Your posting might be misinterpreted, start false rumors, or may be inaccurate or misleading. Instead, contact Investor Relations. Full, Fair, and Timely Disclosures We are committed to being full, fair, and timely with regard to all reports and documents that describe our business and financial results and in other public communications.

Page | 25 Section 9: Resources Compliance OƯicer Mail: 1691 West 75th Avenue, Vancouver, BC V6P 6P2, Canada Email: compliance@westport.com Phone: +1-604-718-2014 Legal Department Mail: 1691 West 75th Avenue, Vancouver, BC V6P 6P2, Canada Email: legal@westport.com Investor Relations Mail: 1691 West 75th Avenue, Vancouver, BC V6P 6P2, Canada Email: invest@westport.com Phone: +1-604-718-2046